                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/10/26: Announcement of board meeting approved the consolidated financial statements for the third quarter of 2022

99.2                 Announcement on 2022/10/26: The board meeting approved capital budget execution

99.3                 Announcement on 2022/10/26: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4                 Announcement on 2022/10/26: UMC announced its operating results for the third quarter of 2022

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the third quarter of 2022

1. Date of submission to the board of directors or approval by the board of directors: 2022/10/26

2. Date of approval by the audit committee: 2022/10/26

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/09/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 210,869,549

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 96,640,438

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 80,655,450

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 81,571,096

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD):68,898,429

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 68,130,535

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 5.54

11. Total assets end of the period (thousand NTD): 519,393,920

12. Total liabilities end of the period (thousand NTD): 204,204,549

13. Equity attributable to owners of parent end of the period (thousand NTD): 314,810,397

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2022/10/26

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 10,047 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2022/10/26

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$4,340,000

4. Cancelled shares: 434,000 shares

5. Capital reduction percentage: 0.0035%

6. Share capital after capital reduction: NT$124,816,894,840

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2022/10/26

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the third quarter of 2022

1. Date of occurrence of the event: 2022/10/26

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2022 Results

3Q22 operating income doubles YoY; 22/28 revenue contribution reaches 25%

Third Quarter 2022 Overview:

‧Revenue: NT$75.39 billion (US$2.38 billion)

‧Gross margin: 47.3%; Operating margin: 40.0%

‧Revenue from 22/28nm: 25%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$27 billion (US$851 million)

‧Earnings per share: NT$2.19; earnings per ADS: US$0.345

Taipei, Taiwan, ROC – October 26, 2022 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2022.

Third quarter consolidated revenue was NT$75.39 billion, increasing 4.6% QoQ from NT$72.06 billion in 2Q22. Compared to a year ago, 3Q22 revenue grew 34.9% YoY from NT$55.91 billion in 3Q21. Consolidated gross margin for 3Q22 reached 47.3%. Net income attributable to the shareholders of the parent was NT$27 billion, with earnings per ordinary share of NT$2.19.

Jason Wang, co-president of UMC, said, “In the third quarter, our results benefited from product mix optimization and a more favorable exchange rate, while fab capacity remained fully utilized. Despite softening demand in consumer end markets, strengths in certain wireless communications areas drove further expansion in our 22/28nm business, which accounted for 25% of overall third-quarter revenue and lifted wafer average selling price. We believe our industry-leading position in OLED display driver ICs will continue to drive growth for our 22/28nm technologies amid growing adoption of OLED panels in smartphones and other end devices. We also saw sustained momentum in our automotive business during the quarter, and we intend to pursue more collaboration opportunities with existing and potential automotive customers.”

Co-president Wang said, “Moving into the fourth quarter, we expect to face headwinds amid demand weakness, impacted by factors including the inflationary environment and Ukraine war. While UMC will not be immune to the inventory correction affecting the industry, we will work closely with our customers as they adjust to current market conditions. At the same time, we will continue to deliver differentiated technology processes to enable customers’ product pipelines. We have revised the company’s 2022 capital expenditure down to US$3 billion, but our capacity expansions in Tainan and Singapore are still progressing as planned in order to meet long-term supply commitments. Despite near-term turbulences, the structural story of increasing silicon content driven by the rise of 5G, AIoT, and EV remains intact. With our comprehensive technology offering, focus on manufacturing excellence, and resilient financial structure, UMC will further increase our exposure to strong growth markets and consolidate our specialty technology leadership.”

Co-president Wang added, “In terms of corporate sustainability, UMC made steady progress towards our goals across all three areas of ESG. Going into 2023, we will accelerate carbon emissions reduction efforts by proactively seeking ways to lower emissions associated with wafer manufacturing and products footprint, working with partners to address emissions from the value chain, as well as investing in net-zero technologies as we strive for net zero by 2050.”

Fourth Quarter 2022 Outlook & Guidance

‧Wafer Shipments: To decrease by approximately 10%

‧ASP in USD: To remain flat

‧Gross Profit Margin: Will be in the low-40% range

‧Capacity Utilization: 90%

‧2022 CAPEX: US$3.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A